PRESS RELEASE

FOR IMMEDIATE RELEASE

“Neptune Technologies & Bioressources Inc. Announces

Major Breakthrough in the Functional Food Industry”

Laval,  Quebec,  Canada,  March  9th,  2006,  Neptune  Technologies  &  Bioressources  Inc.,  (TSX  Venture  Exchange: NTB), «Neptune» in alliance with Terepia International Inc. «Terepia» breaks through a major barrier and enters the functional food Industry with three new confectionary products.

Since 2000, Terepia International Inc. is considered one of the most respected companies in the United States and in the  forefront  of  R&D  specializing  in  challenging  state  of  the  art  food  formulations  which  enabled  Neptune  to accomplish  the  full  bloom  of  fruit  flavors.  These  confectionaries  are  produced  with  three  different  fresh  fruits; pomegranate, passion-fruit and mango.  A tablespoonful contains a 300mg dose of Neptune Krill Oil  «NKO™»  with natural  fruits  and  no  added  preservatives,  sugar  or  artificial  flavors.    “We  are  very  pleased  that  our  efforts  bring foreword  the  full  expression  of  these  pure  fruit  without  any  sense  of  seafood  flavor.    Our  entry  in  to  the  functional food  market  with  these  extremely  tasteful  and  children-friendly  custards,  allows  us  to  introduce  healthy  food  for specialties  such as  yogurts, baby formulas, cereals, power-bars etc” said Dr. Tina Sampalis, M.D., Ph.D., Neptune’s Vice-President of R&D and Business Development. “For the first time ever, children and adults will be able to benefit from a therapeutic dose of a health ingredient, NKO™, which is clinically proven to enhance cognitive function and reduce inflammation. This can now be achieved by the simple enjoyment of a very pleasant treat.” added Tina.

“We  are  very  proud  to  achieve  our  first  and  most  important  milestone  for  our  entry  in  the  Functional  Food  market, much earlier than predicted. This is only the first of many more goals ahead of us; however this breakthrough makes us even more confident that we will successfully reach our future targets. Neptune is now rigorously penetrating the 60 billion dollar Functional Food Industry; a continuously blooming market with a predicted increase by at least 8%-10% in the coming year” said Mr. Henri Harland, President and CEO of Neptune.

“These three new products will be officially launched by both Neptune and Terepia at the Natural Products Expo West Show  at  Anaheim,  CA  USA,  that  will  take  place  at  the  Anaheim  Convention  Center  between  March  24-26,  2006 where both Neptune and Terepia will exhibit prominently. Everyone is invited to visit us and enjoy our new delicious creations.    Terepia  International  Booth  #405  and  Neptune  Booth  #456”  says  Raffi  Dilsizian,  CEO,  Terepia International Inc.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune  Technologies  &  Bioressources  Inc.  develops  high  value  added  nutritional  products  from  underexploited marine  biomasses,  such  as  krill,  with  its  patented  extraction  process  (Neptune  OceanExtract™).  Using  an  exclusive process,  Neptune  Technologies  &  Bioressources  Inc.  is  well  positioned  in  the  $182  billion  global  nutrition  market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through  strategic alliances and partnerships, as  well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new  products  for  specific  applications  in  high  growth  markets  such  the  nutraceutical,  cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For More Information Contact: Grant Howard / David Gordon The Howard Group Inc. Toll Free: 1-888-221-0915 Info@howardgroupinc.com	Corporate Contact: Neptune Technologies & Bioressources Inc. Henri Harland Toll Free: 1-888-664-9166 henrih@neptunebiotech.com